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                                                                    EXHIBIT 2.2



                               AMENDMENT NO. 1 TO
                            ASSET PURCHASE AGREEMENT


        THIS AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT (the "Amendment") is made as of September 29, 1997 by and between NORTH'S RESTAURANTS, INC., an Oregon corporation (the "Seller") and STAR BUFFET, INC., a Delaware corporation and successor in interest to CKE Restaurants, Inc. (the "Buyer").

                                R E C I T A L S:

        A. CKE Restaurants, Inc., a Delaware corporation ("CKE") and Seller entered into that certain Asset Purchase Agreement, dated as of July 24, 1997 (the "Purchase Agreement"), and CKE has assigned all of its rights and delegated all of its duties under the Purchase Agreement to Buyer (unless otherwise defined herein or the context otherwise requires, capitalized terms appearing in this Amendment shall have the respective meanings ascribed to such term in the Purchase Agreement); and

        B. Buyer has entered into an Underwriting Agreement, dated as of September 24, 1997 (the "Underwriting Agreement") with Equitable Securities Corporation, EVEREN Securities Corp. and Cruttenden Roth Incorporated, pursuant to which Buyer intends to complete an initial public offering of its common stock (the "Offering") on September 30, 1997; and

        C. Buyer and Seller have agreed to amend the Agreement in certain respects relating to the Seller's outstanding indebtedness to U.S. Bank under the Seller Credit Agreement and relating to the Purchased Restaurant located in Olympia, Washington (the "Olympia Restaurant").

        NOW, THEREFORE, the parties hereby agree as follows:

        1. Seller's Indebtedness to U.S. Bank. As of the date of this Amendment, Seller remains in default of its obligations to U.S. Bank under the Seller Credit Agreement. Pursuant to a Loan Modification Agreement, dated as of even date herewith (the "Modification Agreement"), entered into by and among Seller, U.S. Bank and John F. North, Kim P. North, James E. North and Debra J. North (collectively, the "Norths"), U.S. Bank has agreed to forgive a portion of the indebtedness of Seller under the Seller Credit Agreement in order to reduce the outstanding principal amount of Seller's indebtedness to U.S. Bank under the Seller Credit Agreement, to restructure Seller's obligations thereunder, and to release Seller and the Norths from their respective obligations thereunder, conditioned upon (a) the payment by Seller of all accrued and unpaid interest and certain other amounts specified in the Modification Agreement, and (b) the receipt by U.S. Bank of cash from Buyer in the amount of Seven Million Dollars ($7,000,000) (the "Payment"). Seller acknowledges that the Payment would be made by Buyer to U. S. Bank pursuant to an Assignment Agreement, dated as of even date herewith (the "Assignment Agreement"), between Buyer and U.S. Bank in consideration for the assignment by U.S. Bank to Buyer of the Existing Loan Documents (as such term is defined in the Assignment Agreement) and the obligations of Seller thereunder, as modified and restructured pursuant to the Modification Agreement, which assignment shall be deemed to occur immediately prior to the Closing.



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        2.     Purchase Price. Buyer and Seller acknowledge and agree that, immediately prior to the time of Closing and after giving effect to the transactions contemplated by the Modification Agreement and the Assignment Agreement, the Existing Loan Documents will evidence Seller's indebtedness to Buyer, in Buyer's capacity as a successor in interest to U.S. Bank, in an aggregate outstanding principal amount of Seven Million Dollars ($7,000,000) and Buyer's commitment to advance to Seller from time to time after the Closing Date additional funds in an aggregate principal amount at any time outstanding not to exceed Seven Hundred Fifty Thousand Dollars ($750,000). Section 4.2(a) of the Purchase Agreement is hereby amended to read, in its entirety, as follows:

               "At the closing (as defined below) Buyer shall pay a total of Four Million Four Hundred Fifty Thousand Dollars ($4,450,000) of the Purchase Price by (i) cancellation of Four Million Dollars ($4,000,000) principal amount of Seller's indebtedness to Buyer under the Existing Loan Documents, and (b) by wire transfer of immediately available funds to an account designated by Seller the sum of Four Hundred Fifty Thousand Dollars ($450,000). The balance of the Purchase Price, as adjusted in accordance with
               Section 4.1 above, shall be paid to Seller by wire transfer within ten (10) days after the determination of the adjustment required by Section 4.1 above. If the adjustments required by
               Section 4.1 above are determined to reduce the Purchase Price by more than Fifty Thousand Dollars ($50,000), Seller shall remit the excess to Buyer in cash within ten (10) days after the determination thereof. Seller shall use the portion of the Purchase Price which is paid in the form of cash to pay trade payables and payroll obligations not otherwise assumed by Buyer at the Closing and the accrued interest on and other amounts payable to U.S. Bank pursuant to the Modification Agreement. Seller and Buyer acknowledge and agree that neither the assumption nor the purchase by Buyer of Seller's indebtedness to U.S. Bank shall constitute payment of any portion of the Purchase Price payable to Seller for the Purchased Assets."

        3. Amendment and Restatement of Existing Loan Documents. At the Closing, and after giving effect to the consummation of the Modification Agreement, the Assignment Agreement and the cancellation of indebtedness contemplated by Section 4.2 of the Purchase Agreement (as amended by this Amendment), Seller and Buyer shall amend and restate the Existing Loan Documents in their entirety by executing and delivering the following documents and instruments:

               (a) Amended and Restated Credit Agreement, in substantially the form attached hereto as Exhibit A (the "Restated Credit Agreement"), to be executed and delivered by Seller and Buyer;

               (b) Amended and Restated Secured Term Promissory Note in the original principal amount of Three Million Dollars ($3,000,000), in the form attached hereto as Exhibit B (the "Restated Term Note");

               (c) Amended and Restated Secured Revolving Promissory Note in the original principal amount of Seven Hundred Fifty Thousand Dollars ($750,000), in the form attached hereto as Exhibit C (the "Restated Revolving Note");

               (d) Amended and Restated Security Agreement, in the form attached hereto as Exhibit D (the "Restated Security Agreement");




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               (e)  Subordination Agreement, in the form attached hereto as
Exhibit E (the "Subordination Agreement" and, collectively with the Restated Credit Agreement, the Restated Term Note, the Restated Revolving Note and the Restated Security Agreement, the "Restated Loan Documents"); and

               (f) such other agreements, documents and instruments as Buyer may request to carry out the foregoing matters relating to U.S. Bank.

        4. Satisfaction of Certain Obligations. Buyer and Seller acknowledge and agree that Buyer's purchase from U.S. Bank of the Existing Loan Documents and Seller's obligations thereunder, Buyer's cancellation of indebtedness as provided in Section 4.2 of the Agreement, as amended hereby, and Buyer's execution and delivery of the Restated Loan Documents shall constitute (a) satisfaction in full of Buyer's obligations under the Seller financing provisions set forth in Section 9.8 of the Agreement, and (b) satisfaction in full of the condition precedent set forth in Section 11.4 of the Agreement.
Section 9.6 of the Agreement is hereby amended to delete the last sentence thereof and to insert the following:

               "Seller agrees that Buyer shall have the right, at its option, to pay all or any part of the consideration required to be paid as a result of the exercise of the Option for the purchase of Additional Restaurants by cancellation of indebtedness (whether for accrued and unpaid interest, principal or otherwise) owing to Buyer under the Restated Loan Documents; provided, however, that Buyer shall negotiate in good faith and cooperate with Seller to arrange for the settlement of Seller's trade payables relating to the Additional Restaurants to be so purchased, which cooperation may include the payment of a portion of the purchase price for such Additional Restaurants by either assuming the obligation to pay such trade payables or to pay an equivalent amount of the purchase price, net of reasonable transaction expenses, in cash to permit Seller to pay such trade payables."

        For purposes of Section 9.13 of the Agreement, references to "Section 9.8" shall be deemed from and after the Closing Date to be references to the Restated Loan Documents

        5. Olympia, Washington Restaurant. Buyer and Seller acknowledge that, as of the date of this Amendment, The Cafaro Northwest Partnership, an Ohio general partnership dba "Target Place" ("Cafaro") (the "Landlord") has not delivered a consent to the assignment of that certain Lease, dated April 21, 1994 by and between Cafaro and Seller (the "Olympia Lease") which would otherwise occur upon the Closing. In the event that such consent is not received by Seller or Buyer at or prior to the Closing and on terms and conditions reasonably acceptable to Buyer, the parties agree that the Restaurant located in Olympia, Washington which is occupied by Seller pursuant to the Olympia Lease (the "Olympia Restaurant") shall not be acquired by Buyer at the Closing and, as a result, the Olympia Lease and the Fixed Assets, Inventory, Personal Property Leases, and Assigned Contracts which are used in connection with or required for the operation of the Olympia Restaurant shall not be included within the Purchased Assets, all of which shall become Excluded Assets, and the Purchased Restaurants shall be deemed to exclude the Olympia Restaurant. Seller acknowledges that Buyer shall not be required to accept any conditions to assignment imposed by Cafaro, whether provided or required by the Olympia Lease or otherwise (including, without limitation, adjustments to the amounts of rent payments required thereunder), which could reasonably be expected to have a Material Adverse




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Effect on the operating results of the Olympia Restaurant. Without limiting the generality of the foregoing, none of Seller's rights under the Olympia Lease shall be assigned to Buyer at the Closing, and nothing in this Amendment, the Purchase Agreement or any agreement or other document executed and delivered by any party pursuant hereto or in connection with the transactions contemplated hereby shall be construed as an assumption of any obligation of Seller under the Olympia Lease, unless and until such consent to assignment is obtained on terms and conditions reasonably acceptable to Buyer.

               (a) Deposit; Option to Purchase. If the Olympia Restaurant is not transferred at Closing pursuant to this Section 5, Buyer shall have the exclusive right and option (the "Olympia Option") to purchase from Seller all of the assets used in connection with or required for the operation of the Olympia Restaurant, for an aggregate purchase price (the "Olympia Purchase Price") of One Million Thirty Six Thousand Dollars ($1,036,000) (which amount shall be subject to adjustment as of the Closing Date in the manner described in Section
4.1 of the Agreement, to the extent any such adjustment would relate to the Olympia Restaurant if the Olympia Restaurant were a Purchased Restaurant). Nothing in this Section 5 shall affect the calculation of the amount of cash to be paid and indebtedness of Seller to be cancelled by Buyer at the Closing as described in Section 4.2 of the Purchase Agreement (as amended hereby); provided, that the Purchase Price for the Purchased Restaurants (ie., excluding the Olympia Restaurant) shall be deemed to have been reduced by the amount of the Olympia Purchase Price. Accordingly, and as consideration for the grant of the Olympia Option, the parties acknowledge and agree that (i) Buyer shall be deemed to have deposited with Seller at the Closing an amount equal to the Olympia Purchase Price, which deposit shall be applied against the Olympia Purchase Price upon the exercise of the Olympia Option, and (ii) the Purchase Price for the Purchased Restaurants shall be reallocated among the Purchased Assets in a manner reasonably consistent with Exhibit C attached to the Purchase Agreement.

               (b) Management Agreement. If the Olympia Restaurant is not transferred at Closing pursuant to this Section 5, Buyer and Seller shall execute and deliver at the Closing a Management Agreement, in substantially the form attached hereto as Exhibit F (the "Olympia Management Agreement").

        6.     Offer to Purchase Warrants. Pursuant to the provisions of
Section 9.7 of the Agreement, Buyer hereby offers to Buyer, upon consummation of the Offering, the right to purchase 150,000 Warrants, each such Warrant representing the right to purchase one (1) share of common stock of Buyer at an exercise price of Twelve Dollars ($12.00), for a purchase price per Warrant equal to Three and 50/100 Dollars ($3.50) and otherwise on the terms and conditions set forth in the Stock Purchase Warrant. In order to exercise such right, Seller must execute and deliver to Buyer an Investment Representation Letter in the form attached as Exhibit E to the Purchase Agreement, together with a cashier's check for the aggregate purchase price of the Warrants to be purchased, no later than five (5) days after consummation of the Offering.

        7. Certain Conditions to Closing. Section 11.3 of the Purchase Agreement is hereby amended to read, in its entirety, as follows: "Buyer shall have executed and delivered each of the Related Agreements, each of the Restated Loan Documents to which it is a party and, if required by Section 5 of Amendment No. 1 to this Agreement, the Management Agreement." Section 12.9 of the Purchase Agreement is hereby amended to read, in its entirety, as follows: "Seller shall have executed and delivered each of the Related Agreements, each of the Restated Loan Documents to which it is a




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party and, if required by Section 5 of Amendment No. 1 to this Agreement, the
Management Agreement."

        8. Boise Idaho Restaurant. In the event that Michael D. Naumes and Susan F. Naumes (collectively, "Naumes"), as Landlord under that certain Lease Agreement dated December 20, 1992 (the "Boise Lease"), between Seller and Naumes, exercise their rights under Section 28 of the Boise Lease to require John North and/or Jim North (collectively, the "Shareholders") or Seller to purchase the premises leased thereunder, Buyer, if requested by the Shareholders or Seller, shall satisfy and discharge the obligation to purchase such leased premises from Naumes, on the terms and subject to the conditions set forth in
Section 28 of the Boise Lease, and shall indemnify and hold the Shareholders and Seller harmless from and against all Liabilities that result from any failure of Buyer to perform the obligations of the Shareholders and Seller arising under
Section 28 of the Boise Lease.

        9. Effect of Amendment. Except as amended hereby, the Purchase Agreement remains in full force and effect.

        IN WITNESS WHEREOF, the undersigned parties have caused this Amendment No. 1 to Asset Purchase Agreement to be executed and delivered by their respective authorized officers as of the date first above written.



                                        STAR BUFFET, INC.



                                        By: /s/ THEODORE ABAJIAN
                                            -----------------------------------
                                            Theodore Abajian,
                                            Chief Financial Officer



                                        NORTH'S RESTAURANTS, INC.



                                        By: /s/ JOHN F. NORTH, JR.
                                            -----------------------------------
                                            John F. North Jr., President




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